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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
   Peifer,         Chris            A.            Medical Manager Corporation - "MMGR"           Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
 3001 North Rocky Point Drive East, Suite 400     Number of Reporting        Month/Year             Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)          8/98              ----        title ---       below)
                 (Street)                                                 ------------------                below)
    Tampa,          FL               33607                                5. If Amendment,
---------------------------------------------                                Date of Original
  (City)           (State)           (Zip)                                   (Month/Year)           -------------------------------
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                 X    Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock, par value          8/13/98   A      --    3,000 shs. A       $21 15/16
  $.01 per share
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Common Stock, par value          8/17/98   A      --   10,000 shs. A       $16
  $.01 per share
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Common Stock, par value          8/17/98   A      --    7,000 shs. A       $16 7/16
  $.01 per share
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Common Stock, par value          8/17/98   A      --    3,000 shs. A       $16 1/2
  $.01 per share
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Common Stock, par value          8/16/98   A      --    5,000 shs. A       $14 15/16
  $.01 per share
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Common Stock, par value          8/19/98   A      --    5,000 shs. A       $14 5/8        97,077 shs.            D         N/A
  $.01 per share
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Common Stock, par value          8/18/98   A      --    2,000 shs. A       $15 5/8        13,853 shs.            I  * By Katherine
  $.01 per share                                                                                                    Peifer Trust
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Common Stock, par value          8/18/98   A      --    2,000 shs. A       $15 5/8        13,853 shs.            I  * By Sarah
  $.01 per share                                                                                                    Peifer Trust
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Common Stock, par value          8/18/98   A      --    2,000 shs. A       $15 5/8        13,853 shs.            I  * By Christopher
  $.01 per share                                                                                                    Peifer Trust
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Response)                       (8/96)


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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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  Options                   $8.875/sh.                                          (1)    4-30-07    Common  10,000 sh.     --
                                                                                                  Stock
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  Options                   $17.00/sh.                                          (2)    7-29-07    Common   5,000 sh.     --
                                                                                                  Stock
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  Options                   $17.25/sh.                                          (3)     9-3-07    Common   2,000 sh.     --
                                                                                                  Stock
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  Options                   $29.00/sh.   6-9-98      A   --     7,000    --     (4)     6-9-08    Common   7,000 sh.     --
                                                                                                  Stock
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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  Options                       10,000                  D                          N/A
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  Options                        5,000                  D                          N/A
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  Options                        2,000                  D                          N/A
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  Options                        7,000                  D                          N/A
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Explanation of Responses:

(1) The options were granted on April 30, 1997 and vested on April 30, 1998.

(2) The options were granted on July 29, 1997 and vest on July 29, 1998.

(3) The options were granted on September 3, 1997 and vest on September 3, 1998.

(4) The options were granted on June 9, 1998 and vest on June 9, 1999.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.       /s/ Chris A. Peifer          9/10/98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                                 Chris A. Peifer

Note: File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                                     (8/96)
